UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 2)*

COLFAX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

William R. Bush

BDT Capital Partners, LLC

401 N. Michigan Ave., Suite 3100

Chicago, Illinois

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194014106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS BDT Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 23,512,264 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 23,512,264 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,512,264 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON* OO

* See Instructions

CUSIP No. 194014106	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS BDTCP GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 23,512,264 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 23,512,264 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,512,264 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON* OO

* See Instructions

CUSIP No. 194014106	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS BDT CF Acquisition Vehicle, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,551,763 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 19,551,763 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,551,763 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON* OO

* See Instructions

CUSIP No. 194014106	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Byron D. Trott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 23,675,025 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 23,675,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,675,025 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON* IN

* See Instructions

CUSIP No. 194014106	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS BDTP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 23,675,025 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 23,675,025 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,675,025 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON* OO

* See Instructions

This Amendment No. 2 to Schedule 13D is filed solely to report the distribution (the “Distribution”) by BDT CF Acquisition Vehicle, LLC (the “Investor”) to its members of 50% of the shares of Common Stock acquired by the Investor from Colfax Corporation (the “Company”) on January 24, 2012. As previously reported on this Schedule 13D, the Distribution was required pursuant to the terms of the Investor’s Operating Agreement. 3,960,501 of the shares of Common Stock were distributed to investment funds managed by BDTCP GP I, LLC, and 162,761 of the shares of Common Stock were distributed to an employee investment vehicle controlled by BDTP GP, LLC, in each case as reflected in this filing. 3,255,211 of the shares were distributed to the Investor’s other members.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of this Schedule 13D is hereby supplemented as follows:

(a)-(b) (i) The Investor is the direct beneficial owner of 19,551,763 shares of Common Stock. This amount is based upon the 7,378,472 shares of Common Stock owned by Investor after the Distribution, and the 12,173,291 shares of Common Stock into which the shares of the Company’s Series A Perpetual Convertible Preferred Stock owned by the Investor may currently be converted. As a result of the Distribution, certain investment funds (the “BDT Investment Funds”) managed by BDTCP GP I, LLC directly beneficially own, in the aggregate, 3,960,501 shares of Common Stock, and an employee investment vehicle controlled by BDTP GP, LLC (the “BDT Investment Vehicle”) directly beneficially owns 162,761 shares of Common Stock.

(ii) The number of shares of Common Stock directly beneficially owned by the Investor represents approximately 18.4% of the aggregate shares of Common Stock; the number of shares of Common Stock directly beneficially owned, in the aggregate, by the BDT Investment Funds represent approximately 4.2% of the aggregate shares of Common Stock; and the number of shares of Common Stock directly beneficially owned by the BDT Investment Vehicle represents approximately 0.2% of the aggregate shares of Common Stock.

(iii) The Investor, acting through its manager, BDTCP GP I, LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it. Each of the BDT Investment Funds has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it. The BDT Investment Vehicle has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it.

(iv) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by the Investor and the BDT Investment Funds. Each of Byron D. Trott and BDTP GP, LLC may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by the BDT Investment Vehicle.

(v) Each of BDT Capital Partners, LLC, BDTCP GP I, LLC and the Investor affirms membership in a group with each other but disclaims membership in a group with BDTP GP, LLC or Mr. Trott. Each of BDTP GP, LLC and Mr. Trott disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of BDTP GP, LLC and Mr. Trott disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c)         On October 24, 2012, the Investor distributed to its members 50% of the shares of Common Stock acquired by the Investor from the Company on January 24, 2012. As previously reported on this Schedule 13D, the Distribution was required pursuant to the terms of the Investor’s Operating Agreement. 3,960,501 of the shares of Common Stock were distributed to the BDT Investment Funds, 162,761 of the shares of Common Stock were distributed to the BDT Investment Vehicle, and 3,255,211 of the shares were distributed to the Investor’s other members.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, dated as of January 23, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2012

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott

	Name:	Byron D. Trott
	Its:	President and Chief Investment Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott

	Name:	Byron D. Trott
	Its:	President and Chief Investment Officer

BDT CF ACQUISITION VEHICLE, LLC

By:	BDTCP GP I, LLC
Its:	Manager

By:	/s/ Byron D. Trott

	Name:	Byron D. Trott
	Its:	President and Chief Investment Officer

BYRON D. TROTT

/s/ Byron D. Trott

BDTP GP, LLC

By:	/s/ Byron D. Trott

	Name:	Byron D. Trott
	Its:	President and Chief Investment Officer